FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                November 2, 2005

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: November 2, 2005
                                                 By:   /s/ Paul Chambers
                                                       -----------------
                                                 Paul Chambers
                                                 Company Secretary








                        BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 1 November 2005

1. Name of applicant:

Smith & Nephew plc

2. Name of scheme

Employee Share Option Scheme

3. Period of return:

From      12/04/05                                   To     12/10/05

4. Balance under scheme from previous return:

143,545

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

1,000,000

6. Number of securities issued/allotted under scheme during period:

52,863

7 Balance under scheme not yet issued/allotted at end of period

1,090,682

8. Number and class of securities originally listed and the date of admission

500,000 Ordinary Shares of 12 2/9p each listed on 21 October 2004

1,000,000 Ordinary shares of 12 2/9 p each listed on 6 May 2005

9. Total number of securities in issue at the end of the period

939,278,745


Name of contact            P R Chambers

Address of contact         15 Adam Street London WC2N 6LA

Telephone number of contact             0207 401 7646

PR Chambers.........................................
Company Secretary for and on behalf of

Name of applicant Smith & Nephew plc.........................................

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 1 November 2005

1. Name of applicant:

Smith & Nephew plc

2. Name of scheme

1991 Overseas Employee Share Option Scheme

3. Period of return:

From      12/04/05                                   To     12/10/05

4. Balance under scheme from previous return:

36,603

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return



6. Number of securities issued/allotted under scheme during period:

6,224

7 Balance under scheme not yet issued/allotted at end of period

30,379

8. Number and class of securities originally listed and the date of admission

30,000 Ordinary Shares of 12 2/9p each listed on 31 October 2003

12,282 Ordinary Shares of 12 2/9p each listed on 21 October 2004

9. Total number of securities in issue at the end of the period

939,278,745


Name of contact            P R Chambers

Address of contact         15 Adam Street London WC2N 6LA

Telephone number of contact             0207 401 7646

PR Chambers.........................................
Company Secretary for and on behalf of

Name of applicant  Smith & Nephew plc.........................................

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 1 November 2005

1. Name of applicant:

Smith & Nephew plc

2. Name of scheme

International Employees Share Option Scheme

3. Period of return:

From      12/04/05                                   To     12/10/05

4. Balance under scheme from previous return:

495,561

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

250,000

6. Number of securities issued/allotted under scheme during period:

1450

7 Balance under scheme not yet issued/allotted at end of period

744,111

8. Number and class of securities originally listed and the date of admission

100,000 Ordinary Shares of 12 2/9p each listed on 29 November 2002

400,000 Ordinary Shares of 12 2/9p each listed on 31 October 2003

250,000 Ordinary Shares of 12 2/9p each listed on 6 May 2005

9. Total number of securities in issue at the end of the period

939,278,745


Name of contact            P R Chambers

Address of contact         15 Adam Street London WC2N 6LA

Telephone number of contact             0207 401 7646

PR Chambers.........................................
Company Secretary for and on behalf of

Name of applicant Smith & Nephew plc.........................................

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 1 November 2005

1. Name of applicant:

Smith & Nephew plc

2. Name of scheme

1985 Executive Share Option Scheme

3. Period of return:

From      12/04/05                                   To     12/10/05

4. Balance under scheme from previous return:

213,574

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return



6. Number of securities issued/allotted under scheme during period:

117,900

7 Balance under scheme not yet issued/allotted at end of period

95,674

8. Number and class of securities originally listed and the date of admission

268,165 Ordinary Shares of 12 2/9p each listed on 21 October 2004

9. Total number of securities in issue at the end of the period

939,278,745


Name of contact            P R Chambers

Address of contact         15 Adam Street London WC2N 6LA

Telephone number of contact             0207 401 7646

PR Chambers.........................................
Company Secretary for and on behalf of

Name of applicant Smith & Nephew plc.........................................

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 1 November 2005

1. Name of applicant:

Smith & Nephew plc

2. Name of scheme

1990 International Executive Share Option Scheme

3. Period of return:

From      12/04/05                                   To     12/10/05

4. Balance under scheme from previous return:

2,292,439

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return



6. Number of securities issued/allotted under scheme during period:

376,800

7 Balance under scheme not yet issued/allotted at end of period

1,915,639

8. Number and class of securities originally listed and the date of admission

4,000,000 Ordinary Shares of 12 2/9p each listed on 7 November 2003

9. Total number of securities in issue at the end of the period

939,278,745


Name of contact            P R Chambers

Address of contact         15 Adam Street London WC2N 6LA

Telephone number of contact             0207 401 7646

PR Chambers.........................................
Company Secretary for and on behalf of

Name of applicant Smith & Nephew plc.........................................

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 1 November 2005

1. Name of applicant:

Smith & Nephew plc

2. Name of scheme

Long Service Awards

3. Period of return:

From      12/04/05                                   To     12/10/05

4. Balance under scheme from previous return:

135,270

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return



6. Number of securities issued/allotted under scheme during period:

2,085

7 Balance under scheme not yet issued/allotted at end of period

133,185

8. Number and class of securities originally listed and the date of admission

174,427 Ordinary Shares of 12 2/9p each listed on 7 August 2000

9. Total number of securities in issue at the end of the period

939,278,745


Name of contact            P R Chambers

Address of contact         15 Adam Street London WC2N 6LA

Telephone number of contact             0207 401 7646

PR Chambers.........................................
Company Secretary for and on behalf of

Name of applicant Smith & Nephew plc.........................................

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 1 November 2005

1. Name of applicant:

Smith & Nephew plc

2. Name of scheme

2001 US Share Plan

3. Period of return:

From      12/04/05                                   To     12/10/05

4. Balance under scheme from previous return:

813,303

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

1,000,000

6. Number of securities issued/allotted under scheme during period:

682,060

7 Balance under scheme not yet issued/allotted at end of period

1,131,243

8. Number and class of securities originally listed and the date of admission

1,020,703 Ordinary Shares of 12 2/9p each listed on 21 October 2004

1,000,000 Ordinary Shares of 12 2/9p each listed on 6 May 2005

9. Total number of securities in issue at the end of the period

939,278,745


Name of contact            P R Chambers

Address of contact         15 Adam Street London WC2N 6LA

Telephone number of contact             0207 401 7646

PR Chambers.........................................
Company Secretary for and on behalf of

Name of applicant Smith & Nephew plc.........................................

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 1 November 2005

1. Name of applicant:

Smith & Nephew plc

2. Name of scheme

2001 UK Approved Scheme

3. Period of return:

From      12/04/05                                   To     12/10/05

4. Balance under scheme from previous return:

196,192

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

50,000

6. Number of securities issued/allotted under scheme during period:

41,360

7 Balance under scheme not yet issued/allotted at end of period

204,832

8. Number and class of securities originally listed and the date of admission

261,948 Ordinary Shares of 12 2/9p each listed on 21 October 2004

9. Total number of securities in issue at the end of the period

939,278,745


Name of contact            P R Chambers

Address of contact         15 Adam Street London WC2N 6LA

Telephone number of contact             0207 401 7646

PR Chambers.........................................
Company Secretary for and on behalf of

Name of applicant Smith & Nephew plc.........................................

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date:

1. Name of applicant:

Smith & Nephew plc

2. Name of scheme

2001 UK Unapproved Scheme

3. Period of return:

From      12/04/05                                   To     12/10/05

4. Balance under scheme from previous return:

1,286,724

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return



6. Number of securities issued/allotted under scheme during period:

268,735

7 Balance under scheme not yet issued/allotted at end of period

1,017,989

8. Number and class of securities originally listed and the date of admission

1,586,902 Ordinary Shares of 12 2/9p each listed on 21 October 2004

9. Total number of securities in issue at the end of the period

939,278,745


Name of contact            P R Chambers

Address of contact         15 Adam Street London WC2N 6LA

Telephone number of contact             0207 401 7646

PR Chambers.........................................
Company Secretary for and on behalf of

Name of applicant Smith & Nephew plc.........................................

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.